UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70459

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: .Albert Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3534 Hayden Avenue
(No. and Street)

Culver City	CA	90232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

October 16, 2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Field, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Albert Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

LORENZO RAMOS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
COMMISSION EXP. OCT.19,2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Albert Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Albert Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year the period December 1, 2020 through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period December 1, 2020 through December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 24, 2022

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	670,580
Deposit with clearing broker		75,000
Securities long at clearing broker		89,914
Other accounts with clearing broker		97,937
Prepaid expenses and other assets		45,652
TOTAL ASSETS	$	979,083

LIABILITIES AND MEMBER'S EQUITY

Payable to clearing brokers	$	95,699
Securities short at clearing broker		32,244
Accounts payable and accrued expenses		10,000
Total Liabilities		137,943
Member's Equity		841,140
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	979,083

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 1, 2020 TO DECEMBER 31, 2021

Revenues		
Interest and dividend income, net	$	(5,765)
Securities mark to market		3,024
Total Revenues		(2,741)
Expenses		
Professional fees		357,500
Technology and data		68,643
Occupancy		14,950
Clearance fees		273,902
Advertising and marketing		40,000
Regulatory and exchange fees		65,313
Other expenses		45,331
Total Expenses		865,639
Net (loss)	$	(868,380)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD DECEMBER 1, 2020 TO DECEMBER 31, 2021

	Member's Equity
Balance - December 1, 2020	$ 825,480
Member Contributions	884,040
Net Loss	(868,380)
Balance - December 31, 2021	$ 841,140

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 1, 2020 TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (868,380)
Adjustments to reconcile net loss to cash used:	
Increase in other current assets	(44,590)
Increase in deposit with clearing brokers	(75,000)
Increase in payabe to clearing brokers	95,699
Increase in other clearing brokers accounts	(97,937)
Increase in accounts payable and accrued expenses	10,000
Increase in securities, net	(57,670)
Related party payable	(10,582)
Net cash used by operating activities	(1,048,460)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash used by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash capital contributions	884,040
Net cash provided by financing activities	884,040
NET DECREASE IN CASH	(164,420)
CASH:	
Cash - December 1, 2020	835,000
Cash - December 31, 2021	$ 670,580
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income taxes paid	0
Interest paid	0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Albert Securities LLC (the "Company") was organized in the State of Delaware on October 4, 2019. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on December 1, 2020.

The Company is a wholly owned subsidiary of Albert Corporation ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned. The Company recognizes dividend income/expense as earned or incurred.

The Company recognizes payment for order flow from its clearing broker. The Company is compensated on a per share basis by its clearing broker and is recorded on the trade date.

Fractional Share Program
We maintain an inventory of securities held exclusively for the fractional share program, which is operated by the Company's clearing firm. This proprietary inventory is recorded within securities long at broker and securities short at broker on the statement of financial condition. When a user purchases a fractional share, the clearing purchases the whole share, allocates the user's portion to them and allocates the remaining portion to us. Since the Company's purchase or sale of fractional shares are solely as an agent to facilitate transactions, we concluded that we meet the criteria for derecognition under the accounting guidance. We measure our inventory of fractional shares at fair value at each reporting period.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2021, these expenses amounted to $450,781. At December 31, 2021 the Company had an intercompany payable to the Parent of $0.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 4: COMMITMENTS & CONTINGENCIES (continued)

The Company has had operating losses and negative cash flows from operations over the past period, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $780,536 which was $680,536 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($105,699) to net capital was 0.14 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2021 was $75,000.

Note 8: ACCOUNTS AT CLEARING BROKER

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry is account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers' accounts. The amount payable to the Clearing Broker at December 31, 2021 was $95,699. Other accounts held at the Clearing Broker had a receivable balance of $97,937 at December 31, 2021.

Note 9: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, no adjustments have been made to these financial statements to reflect this uncertainty.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: SECURITIES LONG AND SHORT AT BROKER

The Company allows for the purchase of fractional shares. The fractional shares purchased by users are unrecognized, unmarketable, and illiquid outside of the Company's clearing firm's platform, they are not transferable in-kind, and may only be liquidated and the proceeds transferred out via a wire transfer. The Company's clearing firm represents the only Market for these shares, therefore the company's clearing firm has allowed its customers to purchase fractional shares with the commitment to repurchase them from the customer, when the customer wishes to sell their fractional position. The Company qualifies for derecognition of the repurchase obligations on its statement of financial condition as the Company only serves as an agent to facilitate the purchase of fractional shares, and the clearing firm is the principle for the transactions.

The Company recognizes net gains and losses for the differences between purchase prices, market prices and sale prices. For the period ended December 31, 2021 the Company recorded the fair market value of long and short positions of $89,914 and $32,244, respectively. The accounting for mark to market for these securities was $3,024.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities - Long	$ -	$ 89,914	-	$ 89,914
Total financial asset	$ -	$ 89,914	$ -	$ 89,914
Liabilities				
Equity securities - Short	$ -	$ 32,244	$ -	$ 32,244
Total financial asset	$ -	$ 32,244	$ -	$ 32,244

All equity securities are fractional shares of equities traded on a national securities exchange. Their fair value are based on the fractional proportion of the underlying equity's value upon the last reported sales price of on the day of valuation. These financial instruments are classified as Level 2 in the fair value hierarchy, due to the value being based on identical or similar instruments, and there being a limited market.

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:		
Member's equity		$ 841,140
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 45,652	
		45,652
Net capital before haircuts on securities positions		795,488
Less: Haircuts on securities		14,952
NET CAPITAL		$ 780,536
AGGREGATE INDEBTEDNESS		$ 105,699
MINIMUM NET CAPITAL REQUIRED (12 1/2% of aggregate indebtedness)		$ 13,212
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($780,536 - $100,000)		$ 680,536
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 105,699 / $ 780,536	13.54%

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

ALBERT SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Albert Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Albert Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Albert Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Albert Securities, LLC stated that Albert Securities, LLC met the identified exemption provisions throughout the period December 1, 2020 through December 31, 2021 without exception. Albert Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Albert Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 24, 2022

Albert

Assertions Regarding Exemption Provisions

We, as members of management of Albert Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the time period December 1, 2020 ending December 31, 2021.

Albert Securities, LLC.

By:

Brian Field, CEO